October 25, 2006

Via EDGAR and Federal Express

Max A. Webb

Assistant Director

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Mail Stop 03-05

RE:	Carrols Holdings Corporation
Registration Statement on Form S-1 filed on September 22, 2006
File No. 333-137524

Dear Mr. Webb:

Set forth below is the response on behalf of Carrols Holdings Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 18, 2006 (the “Comment Letter”) concerning the referenced Registration Statement on Form S-1 which was originally filed with the Commission on September 22, 2006. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover two copies of Amendment No. 1 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.	Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

We have not yet selected the artwork to be included in the prospectus. Any artwork we intend to include in the prospectus will be filed by amendment or will be provided supplementally to the Commission as soon as such artwork becomes available.

Max A. Webb

Securities and Exchange Commission

October 25, 2006

2.	Please provide your exhibits, including your opinion of counsel, as soon as possible. As these exhibits may trigger a number of disclosure matters, we will need a reasonable period of time to review these exhibits as well as all disclosure in the registration statement that you modify or add as a result of this new information. We may have additional comments after reviewing this additional information. Similarly, your filing omits information that is not dependant upon the offering price, such as the beneficial ownership of principal stockholders. Please provide this information as soon as possible.

We will provide exhibits and additional information by amendment as soon as such exhibits and information become available.

3.	Please provide copies of the reports by Technomic Information Services, Burger King Holdings, Inc. and any other entity whose reports you mention in the prospectus, clearly marking the relevant sections that support reference made in the prospectus. Tell us whether the information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

We have obtained a consent from Technomic, Inc. for the use of its name in the Registration Statement. Such consent is filed as Exhibit 99.1 to Amendment No. 1 to the Registration Statement. Please be advised that the Technomic Information Services report entitled “2006 Technomic Top 500 Chain Restaurant Report” was not written for us or on our behalf. Such report is one of the most widely used studies in the industry and is readily available for sale to the public for a fee of $995 and may be purchased directly through written request to Technomic or on-line at Technomic’s web site, www.technomic.com. Please be advised that Burger King Holdings, Inc. is required to file reports under the Securities Exchange Act of 1934, as amended. Information included in the prospectus referring to Burger King Holdings, Inc. is derived from its public filings. Any information, forecasts and statistics included in the prospectus from the U.S. Census Bureau and the U.S. Bureau of Labor Statistics are available to the public without charge at www.census.gov and www.bls.gov, respectively. We have supplementally provided under separate cover individual pages from the reports mentioned in the prospectus with the relevant sections clearly marked that support references made in the prospectus.

Prospectus Cover Page

4.	Remove the heading “Joint Book-Running Managers” from the cover page.

We have revised the disclosure as requested.

Max A. Webb

Securities and Exchange Commission

October 25, 2006

Prospectus Summary, page 1

5.	Please revise the second sentence of the first paragraph. The summary is a complete summary.

We have revised the disclosure as requested.

Our Company, page 1

6.	Revise the last sentence of the first paragraph to disclose your net income (loss) for each of the periods mentioned.

We have revised the disclosure as requested.

7.	Please substantiate your statements in the Summary and the Business sections, that the company is “one of the largest restaurant companies in the United States.”

Our statement that we are “one of the largest restaurant companies in the United States” is based on (i) our ranking of 45th out of the top 100 restaurant companies in a comparison by Technomic of the top 100 restaurant companies by sales in 2005 and (ii) our ranking of 36th out of the top 100 restaurant companies based on food service revenues in the Nation’s Restaurant News Magazine’s Annual Top 100 issue (June 26, 2006, vol. 40, No. 26). We have supplementally provided a copy of the excerpts from each of these surveys under separate cover.

Our Competitive Strengths, page 3

8.	We suggest adding a standalone paragraph at the start of this section giving the percentage of revenues attributable to the Hispanic brands and the Burger King sides of your business. Doing so will help investors evaluate how the various strengths contribute to your results.

We have revised the disclosure to add the requested sentence concerning our Hispanic Brands revenues at the end of the paragraph entitled “Strong Hispanic Brands” in “Our Competitive Strengths” on page 3 of the prospectus. In addition, we have revised the disclosure to add the requested sentence concerning our Burger King revenues at the end of the paragraph entitled “Largest Burger King Franchisee” in “Our Competitive Strengths” on page 4 of the prospectus.

9.	Please revise the first sentence, if true, to say you believe you have the following strengths. References suggesting that you are better than competitors are inappropriate and should either be removed or substantiated for all competitors.

We have revised the disclosure as requested.

Max A. Webb

Securities and Exchange Commission

October 25, 2006

10.	Similarly, you should revise everywhere appropriate to remove unsubstantiated comments about alternate products or companies. For example, the first bullet under Strong Hispanic Brands says “higher quality food than typically offered by quick service restaurants.” Delete or substantiate.

We have revised the disclosure as requested.

11.	Revise the caption in this and the next section to delete the terms “proven” and “attractive.”

We have revised the disclosure as requested.

12.	We note that throughout the filing you have included statements regarding the quality of your products that do not appear to be supported by information in the filing. For example, we note your references to “high-quality,” “distinguishable flavor profiles,” “authentic” and “proprietary” blend of tropical juices. Revise throughout the filing to remove these references or provide us with the facts supporting these descriptions of your food.

We have revised the disclosure as requested.

Continue to Improve Operating Profitability, page 4

13.	We note the reference in this section to your “operating profitability.” Given your net loss for the fiscal year ended 2005, revise here and throughout the filing to remove references to your business being “profitable” or provide us with an explanation of why you believe this is an appropriate description of your business.

We have modified the disclosure to refer to “income from operations” rather than “operating profitability” to avoid any confusion with net income or net loss.

Equity Ownership, page 6

14.	Delete the last two sentences of this section from the Summary.

We have revised the disclosure as requested.

Risk Factors, page 14

15.	If there are any material restrictions on the subsidiary’s ability to upstream funds to the company, please include a risk factor to that effect.

We have previously described in the risk factor titled “— We do not expect to pay any cash dividends for the foreseeable future.” on page 28 of the prospectus as well as in “Dividend Policy”, the restrictions under the Indenture (as defined in the prospectus) governing the Notes (as defined in the prospectus) and the senior credit facility (as defined in the prospectus) on upstreaming funds to us. We have revised the heading of

Max A. Webb

Securities and Exchange Commission

October 25, 2006

such risk factor to emphasize that our ability to pay cash dividends is limited under the Indenture and the senior credit facility. We have also modified the disclosure to note that we are a holding company and that we conduct all of our operations through our direct and indirect subsidiaries.

Our substantial indebtedness, page 16

16.	Please quantify what “a substantial portion of our cash flow” means in the sixth bullet point on this page. For example, what portion of your cash flow was used to service your debt in 2005?

We have modified the disclosure to quantify the portion of Consolidated Adjusted EBITDA that was used by us to pay interest and scheduled principal payments for 2005. The prior reference to cash flow from operations was inappropriate since interest expense is already deducted from cash flow from operations.

Restrictive Covenants in the Senior Credit Facility, page 18

17.	Please disclose the financial ratios that must be maintained under the senior credit facility. Disclose your current position relative to such ratios.

We have revised the disclosure as requested.

If a significant disruption in service or supply, page 23

18.	Please confirm that “primary” distributor means distributor of substantially all. Also revise to give the names of each of the four distributors for your Burger King outlets, giving the percentage each provides.

We confirm that “primary” distributor as disclosed on page 22 of the prospectus means a distributor of substantially all. Additionally, we have revised the disclosure as requested and provided the names of each of the three distributors of our Burger King restaurants and the percentage of our Burger King restaurants serviced by each such distributor. Please note that the number of distributors has been reduced from four to three because one of our current distributors recently acquired the distribution operation used by us from the fourth distributor.

Use of Proceeds, page 32

19.	Please revise the third paragraph to disclose the interest rates of the loans you will repay.

We have revised the disclosure as requested.

Selected Historical Financial and Operating Data, page 38

20.	Please ensure that you comply with Rule 420(a).

Max A. Webb

Securities and Exchange Commission

October 25, 2006

Please be advised that we are in compliance with Rule 420(a).

21.	Please tell us why you have altered the Consolidated EBITDA from your subsidiary’s historical financials to Consolidated Adjusted EBITDA in your financial statements.

Please be advised that the Annual Report on Form 10-K for the fiscal year ended January 1, 2006 for Carrols Corporation, our direct, wholly-owned subsidiary, refers to Consolidated Adjusted EBITDA rather than Consolidated EBITDA. Please also note that our Consolidated Adjusted EBITDA is slightly lower than the Consolidated Adjusted EBITDA of our subsidiary, Carrols Corporation, for all periods presented due to an inter-company rent agreement between us and one of our indirect subsidiaries.

22.	Also, please revise your filing, as appropriate to discuss the bonus to a related party discussed in your definition of the non-GAAP measure named above. Please also tell us of what the bonus consisted. Also explain what is the “cash portion of stock-based compensation expense” is in the table on page 41.

We have revised the disclosure as requested to include a reference to the December 2004 Transactions. As described in “Prospectus Summary — December 2004 Transactions” the bonus consisted of approximately $20.9 million distributed to our employees (including management) and a director who owned options to purchase our common stock on a pro rata basis in proportion to the number of shares of our common stock issuable upon the exercise of options owned by those persons (which included $0.6 million in employer payroll taxes). Please be advised that “Cash portion of stock-based compensation expense” is comprised of the employer paid payroll taxes associated with the taxable income of the bonus recipients.

Underwriting, page 122

23.	Please revise to state that the selling stockholders may be deemed to be underwriters.

Please be advised that for the reasons set out below, we and the selling stockholders do not believe that the selling stockholders are underwriters within the meaning of Section 2(a)(11) of the Securities Act, and therefore we do not believe it is appropriate to state that the selling stockholders “may be deemed” to be underwriters. Indeed, we believe such a statement may create a false impression for investors. The selling stockholders did not acquire their shares for the purpose of acting as an intermediary between us and the market. In fact, the selling stockholders acquired their interest in us in 1996 and 1997. Moreover, the selling stockholders do not have the same role in this offering as the true “underwriters” who actively participate in the distribution. Assigning to the selling stockholders in this offering the same “underwriter” status as those who are participating in an underwriting is inconsistent with the intent of Section 11 of the Securities Act.

Not Acting as Intermediary

Max A. Webb

Securities and Exchange Commission

October 25, 2006

Section 2(a)(11) defines an “underwriter” to include any person who has purchased the subject securities from the issuer “with a view to the distribution” of such securities. This test is subjective, requiring an analysis of the mental state of the individual at the time he or she acquired the subject securities. In conducting this analysis, weight is given to factors that indicate that the individual assumed the economic risks of the investment and therefore was not acting as an intermediary between the issuer and the market for the securities. As noted above, the selling stockholders in this offering acquired their economic interest in 1996 and 1997. The selling stockholders assumed the economic risks associated with their investment without regard to whether they would be able to ultimately distribute them to third party investors through this offering. At the time they made their investment decisions, there was no way to ensure that any such offering would occur.

Insufficient Participation in Underwriting

We therefore submit that the purpose of identifying individuals as underwriters under Section 2(a)(11) and thereby assigning to them underwriter’s liability under Section 11 is to provide protection to those persons who purchase securities in the distribution process or in the open market from misstatements or omissions in the registration statement relating to such securities. In order to provide sufficiently strong incentives to those parties participating in the distribution of securities and to ensure the accuracy of a registration statement, those who are most involved in the registration process are subject to potential liability under Section 11. In this regard, issuers assume primary responsibility for the information disseminated in the registration statement. Underwriters who participate in the offering may also have responsibility under Section 11 (subject to due diligence defenses).

The selling stockholders and the underwriters play very distinct roles in the offering. The selling stockholders are entering into a contract with the underwriters pursuant to which they will sell their shares to the underwriters. As a separate step in the process, the underwriters will then distribute such shares to public investors, without the involvement of the selling stockholders. Because of the “firm commitment” nature of the underwriting agreement, the sale by the selling stockholders in the first step is not even conditioned on the ability of the underwriters to distribute the shares in the second step (apart from customary “market out” provisions in the underwriting agreement).

We do not believe that selling stockholders in this offering should be deemed to participate in the distribution of securities simply by selling their shares to the underwriters. The broad definition of “underwriter” in Section 2(a)(11) was drafted to ensure that absent a clearly delineated underwriting group to which Section 11 liability will be attributed, investors will still be ensured that those individuals responsible for the distribution of the securities will take the necessary precautions to provide investors with accurate information regarding the securities. In a firm commitment underwriting, as in this offering, where all shares for distribution (including shares of the selling stockholders) will be purchased and distributed by a clearly specified underwriting group, the obligations of a statutory underwriter do not extend to those selling stockholders who

Max A. Webb

Securities and Exchange Commission

October 25, 2006

are not responsible for any aspect of the distribution of the subject securities.

For the foregoing reasons, as a matter of disclosure, we believe that the statement requested by the Staff runs the risk of creating a false impression for investors. Accordingly, we respectfully submit that such a statement is not accurate or appropriate and we have not included it in the Registration Statement.

Item 15. Recent Sales of Registered Securities, page II-2

24.	Please revise to disclose the December 2004 private placement in this section.

We have revised the disclosure as requested.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call either me (212-940-8508) or Evan L. Greebel (212-940-6383) of Katten Muchin Rosenman LLP or Joseph A. Zirkman, Vice-President and General Counsel of Carrols Holdings Corporation (315-424-0513 ext. 2333).

Sincerely,

/s/ Wayne A. Wald
Wayne A. Wald

cc:	Joseph A. Zirkman, Esq.
Messeret Nega